AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 – COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended	Year Ended
	June 30, 2011	December 31, 2010

Operating earnings before income taxes	$164	$689
Undistributed equity in losses of investee	1	3
Losses of managed investment entities attributable to noncontrolling interest	55	64
Fixed charges:
Interest on annuities	241	444
Interest expense	42	78
Debt discount and expense	1	2
Portion of rentals representing interest	7	14

EARNINGS	$511	$1,294

Fixed charges:
Interest on annuities	$241	$444
Interest expense	42	78
Debt discount and expense	1	2
Portion of rentals representing interest	7	14

FIXED CHARGES	$291	$538

Ratio of Earnings to Fixed Charges	1.76	2.41

Earnings in Excess of Fixed Charges	$220	$756